FILED VIA EDGAR

July 19, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       AOG Institutional Diversified Fund

File Nos. 811-23764 and 333-265783

AOG Institutional Diversified Master Fund

File No. 811-23765

(Each, a “Fund” and collectively, the “Funds”)

Ladies and Gentlemen:

We are electronically filing via EDGAR, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, a Preliminary Schedule 14A, including a preliminary notice of special meeting and proxy statement, in connection with a Special Meeting of Shareholders of the Funds for the purposes described therein.

If you have any questions or comments concerning this filing, please contact Martin Dozier at (404) 881-4932.

Very truly yours,

/s/ Jesse D. Hallee

Jesse D. Hallee

Vice President and Senior Managing Counsel

cc:        Martin Dozier, Esq.

Frederick Baerenz